Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders



Nuveen Premier Municipal Income Fund, Inc.
811-06456


The annual meeting of shareholders was held in the offices of Nuveen Investments on June 16, 2016 for the above-referenced fund; at this meeting the shareholders were asked to vote to approve an Agreement and Plan of Reorganization.


The results of the shareholder votes are as follows:

<c> Common and
Preferred shares
voting together as
a class
<c> Preferred
shares
To approve an Agreement and
Plan of Reorganization



   For
   9,947,001
        1,277
   Against
      980,446
             -
   Abstain
      433,988
             -
      Broker Non-Votes
   7,068,589
             -
Total
  18,430,024
        1,277

Proxy materials are herein incorporated by reference to the SEC filing under Conformed Submission Type Form 497 accession number 0001193125-16-550563 on April 22, 2016.